2009 Option Exchange Program Exhibit (a)(1)(H)

Agenda Overview Objectives Eligibility Who is Eligible? What Options are Eligible? What are Restricted Stock Rights? How will the Exchange Work? Example of an Exchange Tax Implications Key Dates Next Steps

Overview PDF is offering to exchange eligible options held by eligible individuals for restricted stock rights. Restricted stock rights are rights to acquire shares of PDF common stock which will be issued when the restricted stock rights vest. The program is VOLUNTARY — participation is not required. You may elect to participate by completing the Election Form and returning it to Joy E. Leo electronically, by fax, by mail, or in person. Enrollment begins on November 17, 2009 and will end on December 15, 2009.

Objectives To reduce the number of shares subject to outstanding options and reduce the dilutive impact of such awards to our stockholders. To promote the interests of our stockholders by incentivizing and retaining key employees while reinforcing the equity component of our market-competitive compensation program.

Eligibility: Who is Eligible? All individuals with eligible options who are either employed by or rendering services to the company or one of its subsidiaries in Germany, Japan, or the U.S., or are members of our Board of Directors. Includes individuals on personal leave of absence or medical, maternity, worker’s compensation, military, or other statutorily protected leave. If you submit a notice of resignation or you receive a termination notice before the end of the enrollment period, you will not be permitted to participate in the exchange.

Eligibility: What Options are Eligible? All unexercised (vested or unvested) outstanding stock options with an exercise price of $4.75 or more that were granted under the Company’s 2001 Stock Plan are eligible to be exchanged for restricted stock rights

What are Restricted Stock Rights? Restricted stock rights are rights to receive shares of PDF common stock at no cost to the participant. Shares of PDF common stock will only be issued if and when the restricted stock rights vest. Restricted stock rights issued in the exchange will be 0% vested on the date of grant. The restricted stock rights will vest 1/4 each on March 15, 2010, September 15, 2010, March 15, 2011, and September 15, 2011. Only a whole number of restricted stock rights will vest in any period. Any fractional restricted stock right that would otherwise vest will be carried over to the next vesting period.

How Will the Exchange Work? If you would like to participate in the exchange, you must elect to cancel all of your unexercised outstanding stock options with an exercise price of $4.75 or more. The program is an “all or nothing” exchange. You may not submit only a portion of an option. If you submit any eligible options, you must submit all of your eligible options. The number of restricted stock rights to be granted in exchange for each eligible option grant surrendered will be determined based upon an exchange ratio. The exchange ratio will depend on the exercise price of your current eligible options detailed in the table on the next slide. Fractional restricted stock rights will be rounded up.

Exchange Ratios 4 to 1 $10.00 + 3 to 1 $6.00 - $9.99 2 to 1 $4.75 - $5.99 Exchange Ratio Option Shares to Restricted Stock Right Exercise Price of Eligible Option

Example of an Exchange Grant A: Ineligible because no options are outstanding. Grant B: Ineligible because exercise price below threshold for eligibility. Grant C: Eligible because some options are outstanding and exercise price is above threshold for eligibility. Grant D: Eligible because all options are outstanding and exercise price is above threshold for eligibility. If elect to participate, total of 3,050 restricted stock rights will be granted, no eligible options retained. If do not elect to participate, 7,200 eligible options retained, no restricted stock rights granted. 2,500 550 0 0 Restricted Stock Rights Issued 2 to 1 4 to 1 N/A 3 to 1 Exchange Ratio $5.00 $10.00 $4.25 $6.00 Exercise Price 5,000 2,200 2,500 0 Outstanding Options 5,000 5,000 5,000 5,000 Options Granted Grant D Grant C Grant B Grant A

Tax Implications Generally, there will be no immediate tax consequences resulting from an election to participate in the exchange. Taxable income will generally be recognized as the restricted stock rights vest and shares are issued. PDF may have an employment and income tax withholding obligation at the time restricted stock rights vest and shares are issued. By electing to participate in the exchange and accepting restricted stock rights, each participant will have given PDF, or its designated broker, the right to sell vested shares to satisfy any applicable withholding obligations in PDF’s sole discretion. Note: The items above are generalities and PDF is not implying that such generalities are applicable to all participants. Eligible participants should read Questions 42 -46, Sections 14 & 15 of Part III and Appendix B of the Offer to Exchange. Additionally, each eligible participant should consult their own tax advisor before electing to participate in the exchange and to ensure that any applicable estimated taxes and other taxes are paid on a timely basis.

Key Dates November 17, 2009 Exchange program commences December 15, 2009 Enrollment closes at 9 p.m. U.S. Pacific Time December 15, 2009 Exchanged options will be cancelled Restricted stock rights will be issued March 1, 2010 Participants must have accepted their restricted stock agreement or they will forfeit the agreement and all of the restricted stock rights March 15, 2010 Initial vest date for all restricted stock rights (1/4 vest on each vesting date)

If you fail to make an election, you will be deemed to have opted out of the Program

Next Steps Carefully read the Offer to Exchange. Read and understand the election form and other forms and documents delivered to you with the Offer to Exchange. If you have any questions, contact Joy E. Leo at +1 (408) 938-6477 or send an email to tenderoffer@pdf.com. Consider any personal financial implications and consult with your personal financial and tax advisor. Decide whether to participate and complete and submit the election form before 9 p.m. U.S. Pacific Time on December 15, 2009.

This presentation is only a summary and does not supersede any information in the Offer to Exchange and any attachments to the Offer to Exchange